Exhibit 99.2

Paris, June 8, 2005.

Further remarks regarding the restructuring of the
agreements between Vivendi Universal, NBC Universal and
IAC/InterActiveCorp

Concerning the restructuring of the agreements between Vivendi Universal, NBC Universal and IAC/InterActiveCorp, Vivendi Universal has the following remarks:

1)	The total net amount paid in cash by Vivendi Universal in this transaction amounted to $235 million, compared with the elimination of the obligation to make average annual payments of $30 million over a 17-year period.

2)	From an accounting standpoint, Vivendi Universal recorded a capital gain of $244 million (approximately €200 million).

3)	In addition to the elimination of the tax litigation with IAC, this transaction allows for the elimination of VU’s obligation to GE to pay a compensation, up to $520 million in respect of a possible loss on any sale of the theme parks before 2008 (an off balance sheet obligation).

Important disclaimer:
This document contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.